

October 2, 2019

<u>Via E-Mail</u>
Tobias L. Knapp, Esq.
O'Melveny & Myers LLP
Times Square Tower
Seven Times Square
New York, NY 10036

> **Re: Progenics Pharmaceuticals, Inc.**
> **PREC14A filed on September 25, 2019**
> **File No. 000-23143**

Dear Mr. Knapp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement</u>

<u>Cover page</u>

1. We note your disclosure Velan's candidates would control the board "…and, although they would be subject to their fiduciary duties under Delaware law, they would be in a position to advance Velan's specific interests, which may not be aligned with the interests of all of our shareholders." Please revise your disclosure to clarify that Velan's candidates are independent of Velan. Also, clarify why you believe that Velan's "specific interests" may not be aligned with the interests of other shareholders.

2. Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your disclosure referencing "past activities of Velan's group members in other pharmaceutical business involved in questionable business practices, such as reported price gouging and illegal kickbacks." In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

3.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement that the company is a "leading company un using artificial intelligence in treating prostate cancer."

Reasons to Reject the Velan Consent Proposals, page 3

4.   Please revise the section relating to Proposal 4 to clarify that the Velan proposal would not, as written, permanently restrict the ability of the board or shareholders to adjust the size of the board. In addition, provide support for your belief that proposal 4 "…reflects Velan's attempt at locking in its influence over the Board by restricting new membership."

Background of the Velan Consent Solicitation, page 6

5.   We note that your entry for the events of July 26, 2019 differs from the description provided by Velan in its proxy statement. Please revise your disclosure to provide additional background or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions